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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

February 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Brittany Ebbertt
Mr. Craig Wilson
Mr. Matthew Crispino
Ms. Jan Woo

Re:	PF2 SpinCo, Inc.
Registration Statement on Form S-4/S-1
File No. 333-236236

Ladies and Gentlemen:

On behalf of our client, PF2 SpinCo, Inc. (the “Company”), enclosed please find the Company’s request for acceleration of the effective date of the Company’s Registration Statement on Form S-4 and Form S-1 (File No. 333-236236), which was filed electronically via EDGAR today. As set forth in the acceleration request, the Company requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by the U.S. Securities and Exchange Commission as of 4:15 P.M. Eastern Time on Friday, February 28, 2020, or as soon thereafter as is practicable, or at such other time thereafter as the Company’s legal counsel, Davis Polk & Wardwell LLP, may request by telephone call to the staff of the U.S. Securities and Exchange Commission.

If you have any questions, please feel free to contact the undersigned at (650) 752-2004.

Very best regards,

/s/ Alan F. Denenberg

Alan F. Denenberg